April 1, 2011

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically to me on Friday, March 18, 2011, with respect to the Registrant’s Post-Effective Amendment No. 77 filed on February 3, 2011 (the “Amendment”) relating to the Hartford Portfolio Diversifier HLS Fund.  On behalf of the Registrant, we have reproduced each of your comments below and provided the Registrant’s response immediately thereafter.  Capitalized terms have the meanings attributed to them in the Prospectus.

General Comments

1.               Comment:                                       If the fund intends to use ticker symbols, please update the EDGAR series and class identifiers for the fund accordingly.

Response:            The Registrant will update the series and class identifiers to reflect the ticker symbol of the class of shares offered by the fund.

2.               Comment:                                       Please ensure that the disclosure regarding derivatives in the Principal Investment Strategy and Main Risks sections of the Prospectus is consistent with the Securities and Exchange Commission staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.  In this regard, please review the fund’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and describes actual derivative investments and principal risks that the fund intends to use to achieve its investment objective.

Response:            The Registrant believes that the disclosure regarding the fund’s derivatives use contained in the Principal Investment Strategy and Main Risks sections is

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EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

specific and outlines how such derivatives are expected to be used in connection with the fund’s principal investment strategy. As such, the Registrant believes that the disclosure regarding the fund’s use and strategy with respect to derivatives already complies with the observations contained in the staff’s letter to the Investment Company Institute. Accordingly, the Registrant has not made any revisions to the Prospectus in response to this comment.

3.               Comment:                                     Please confirm supplementally that the Registrant is aware of its obligation to file interactive data for the fund’s risk/return summary as an exhibit to the registration statement within 15 days of the registration statement becoming effective as part of the Registrant’s annual update to the registration statement.

Response:            The Registrant confirms that it is aware of this obligation.

Prospectus Comments

4.               Comment:                                     As the fund is only available to investors who purchase a Rider, please explain supplementally whether a contract owner can continue to hold the fund if the contract owner no longer owns the Rider, for example through violations of investment restrictions, spousal contract continuation, or annuitizing the contract while selecting a variable payout option.

Response:            The Registrant understands that a contract owner will not be able to continue to allocate contract value to the fund if the contract owner ceases to hold the Rider (e.g., through surrender).

5.               Comment:                                     To the extent a contract owner who no longer owns the Rider cannot remain invested in the fund, please explain how the fund or the insurer will have the contract owner redeem its shares of the fund.

Response:            The Registrant understands that the relevant Rider’s investment restrictions mandate investment in the fund only as part of an approved asset allocation model.  The Registrant further understands that it will be impermissible to independently invest in the fund or to invest in the fund at an allocation proportion that deviates from the approved models.  The Registrant believes that these details are best disclosed in the product prospectus.  In this regard, the Registrant understands that the product prospectus has been revised to explicitly state that the insurance companies will seek new allocation instructions if a contract owner violates these investment restrictions which will require, among other things, a liquidation of fund holdings.

6.               Comment:                                     To the extent a contract owner who no longer owns the Rider can continue to hold shares of the fund without being subject to any allocation restrictions, please warn the contract owner about the possible adverse consequences of investing in the fund while not participating in one of the asset allocation models required by the Rider.

Response:            As described above, the Registrant understands that a contract owner who no longer owns the Rider cannot continue to allocate to the fund.

7.               Comment:                                     Please revise the fund’s investment goal so that it can be easily understood by investors.   In particular, we note that referencing the proprietary Portfolio Diversifier Benchmark (the “Benchmark”) does not provide sufficient information to investors.

Response:            The Registrant will consider improvements to its investment goal in response to this comment.

8.               Comment:                                     Please replace the current parenthetical to the Annual Fund Operating Expenses caption with the following parenthetical: “(expenses that you pay each year as a percentage of the value of your investment).”

Response:            Instruction 1(b) to Item 3 of Form N-1A states that a fund “may modify the narrative explanations [accompanying the fee table] if the explanation contains comparable information to that shown.”  The Registrant believes that the current parenthetical is comparable to the parenthetical included in the form and is more appropriate for a fund that is offered solely to variable annuity separate accounts.  For these reasons, the Registrant respectfully declines to make the proposed change.

9.               Comment:                                     Please include a footnote stating that “Other Expenses” are based on estimated amounts for the current fiscal year per Instruction 6(a) to Item 3 of Form N-1A.

Response:            We have revised the disclosure consistent with this comment.

10.         Comment:                                     Please revise the first paragraph of the Principal Investment Strategy section of the Summary Section to clarify the nature of the Benchmark and the metrics used to determine its values.  In particular, please resolve the current ambiguity as to whether the Benchmark is a return index.

Response:            We have revised the disclosure consistent with this comment.

11.         Comment:                                     Please revise the second paragraph of the Principal Investment Strategy section of the Summary Section to clarify what will happen to the value of the basket of derivatives in which the Derivative Sleeve of the fund invests if the S&P 500 Index increases in value.

Response:            We have revised the disclosure consistent with this comment.

12.         Comment:                                     Please revise the Principal Investment Strategy section of the Summary Section to include separate target allocations for the two components of the Derivative Sleeve (i.e. the basket of derivatives and the Treasury securities and other cash investments).  In the alternative, please confirm supplementally why the Registrant believes that provision of a single target allocation range is appropriate given the differences in the betas of the two components.

Response:            The Registrant notes that the fund’s portfolio management team intends to structure the management of the fund’s assets such that the management of the derivatives and Treasury securities and other cash investments are handled by the same portfolio managers as part of a single strategy.  Accordingly, the Registrant believes that provision of a single target allocation range is appropriate.

13.         Comment:                                     Please revise the Principal Investment Strategy section of the Summary Section to clarify what is meant by the “target allocation” to each of the investment sleeves.  In particular, please clarify whether the target allocation is a historical target or one an investor can expect the fund to be invested in.

Response:            We have revised the disclosure consistent with this comment.

14.         Comment:                                     Please change the heading before the risks section in both the Summary Section and the Additional Information Regarding Risks and Investment Strategies section from “Main Risks” to “Principal Risks.”

Response:            Form N-1A does not require the use of the term “Principal Risks.”  Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund’s prospectus.  The Registrant believes the term “Main Risks” is consistent with the plain English requirement.  Therefore, the Registrant respectfully declines to make the proposed change.

15.         Comment:                                     Please delete the following statement from the Main Risks section of the Summary Section, as it is neither required nor permitted by Form N-1A: “For more information regarding risks and investment matters please see ‘Additional Information Regarding Risks and Investment Strategies’ in the Fund’s prospectus.”

Response:            While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant notes that Form N-1A also does not prohibit such references.  In addition, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the fund and that omitting such reference may suggest to shareholders that all information relating to the fund is contained in the Summary Section.  Accordingly, the Registrant respectfully declines to make the proposed change.

16.         Comment:                                     Please revise the Main Risks section of the Summary Section to state explicitly that the fund is being run for the benefit of the insurer and disclose the conflicts of interest associated with such a strategy.

Response:            The Registrant notes that, although the insurer will benefit from the manner in which the fund is operated, the fund is intended to benefit investors.  Accordingly, the Registrant has revised the disclosure to address the conflicts of interest associated with the fund’s strategy.

17.         Comment:                                     Please revise the Main Risks section of the Summary Section to emphasize that the fund intends to mitigate losses in the Allocated Funds based on all holders of the Riders and does not attempt to mitigate or hedge an individual investor’s losses based on investments in the Allocated Funds.

Response:            We have revised the disclosure consistent with this comment.

18.         Comment:                                     Please revise the second paragraph of “Fund Strategy Risk” in the Main Risks section of the Summary Section to clarify that if equity markets go up, investment in the fund may result in no increase or a decrease in the value of the investor’s variable annuity contract.

Response:            We have revised the disclosure consistent with this comment.

19.         Comment:                                     Please include “U.S. Government Securities Risk” in the Main Risks section of the Summary Section.

Response:            We have revised the disclosure consistent with this comment.

20.         Comment:                                     Please revise the “Derivatives Risk” and “Futures and Options Risks” paragraphs included in the Main Risks section of the Summary Section to include all risks associated with such investments (e.g., credit risk, liquidity risk and leveraging risk).  In this regard, we note that the “Liquidity Risk” and “Credit Risk” paragraphs included in that section do not clearly identify derivatives or futures and options as instruments subject to those risks.

Response:            The Registrant believes that the “Derivatives Risk” and “Futures and Options Risks” paragraphs included in the Summary Section adequately convey, in a summary fashion, the risks of investing in these types of instruments.  In this regard, the Registrant notes that the “Liquidity Risk” and “Credit Risk” paragraphs are intended to capture the liquidity and credit risks associated with all of the fund’s investments, and the Registrant believes that inclusion of a list of all types of investments subject to such risks in those paragraphs would represent a level of detail not required in the Summary Section.  In addition, the Registrant notes that additional information about the risks of investing in derivatives, futures and options is included in the Main Risks section of the Additional Information Regarding Risks and Investment Strategies section.  Accordingly, the Registrant respectfully declines to make the proposed change.

21.         Comment:                                     Please revise the “Benchmark and Information Risk” paragraph in the Main Risks section of the Summary Section to clarify what the risk to an investor is if the information used to calculate the Benchmark is not current.

Response:            We have revised the disclosure consistent with this comment.

22.         Comment:                                     Please revise the “Benchmark and Information Risk” paragraph in the Main Risks section of the Summary Section to clarify why hedging in the Derivative Sleeve may benefit some shareholders more than others.

Response:            We have revised the disclosure consistent with this comment.

23.         Comment:                                     Please revise the Principal Investment Strategy section of the Additional Information Regarding Risks and Information Strategies section to provide more clarity as to what the Benchmark is.  In this regard, please clarify: (i) whether the Benchmark is an actual set of investments or a group of variables that HL Investment Advisors, LLC uses to create a portfolio that most closely matches those variables; and (ii) whether the formula is fixed so that the Benchmark only changes with respect to the values of the inputs or the formula itself changes in Hartford Life’s discretion.

Response:            We have revised the disclosure consistent with this comment.

24.         Comment:                                     Please describe supplementally the amount of discretion Hartford Life has in generating the data needed to calculate the Benchmark (e.g., whether Hartford Life has discretion in selecting the Allocated Funds or cash flow discretion, or whether it is based on an objective formula).

Response:            For a discussion regarding the amount of discretion Hartford Life has in generating the data needed to calculate the Benchmark, please refer to the correspondence to you dated March 28, 2011 regarding the Amendment.

25.         Comment:                                     Please revise the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section to clarify whether HL Investment Advisors, LLC has any discretion to determine allocations once the value or values for the Benchmark have been determined.

Response:            We have revised the disclosure consistent with this comment.

26.         Comment:                                     Please remove the discussion of currency risk from “Derivatives Risk” in the Main Risks section of the Additional Information Regarding Risks and Investment Strategies section given that the Principal Investment Strategy section does not describe any strategies that are associated with that risk.

Response:            We have revised the disclosure consistent with this comment.

27.         Comment:                                     Please explain supplementally whether the policies and procedures discussed in the Frequent Purchases and Redemption of Fund Shares section of the Further Information on the Fund section have any effect given that the fund can only be purchased by those who own the Rider and purchasers must allocate 50% of the contract value to the fund.  To the extent the policies and procedures have no effect, please consider removing them.

Response:            The Registrant agrees that the policies and procedures may have only a limited effect given that the fund can only be purchased by those who own the Rider and purchasers must allocate 50% of the contract value to the fund.  The Registrant will consider changes to its disclosure to reflect this.

Statement of Additional Information Comments

28.         Comment:                                     In the footnote to the Non-Interested Directors table in the Fund Management section, please replace the phrase “term of office” with “length of time served.”

Response:            The Registrant has revised the disclosure to indicate that “length of time served,” rather than “term of office,” refers to the length of time the position has been held with Hartford Series Fund, Inc.

29.         Comment:                                     Please confirm that the disclosure in the Account Closings section is applicable to a fund offered solely to variable annuity separate accounts.

Response:            We have revised the disclosure in the Account Closings section for consistency with a fund offered solely to variably annuity separate accounts.

Part C Comments

30.         Comment:                                     Please include any agreements between the fund and Hartford Life regarding the creation of the Benchmark and the provision of any information that is necessary to calculate the Benchmark.

Response:            There are no agreements between the fund and Hartford Life regarding the creation of the Benchmark and the provision of information necessary to calculate the Benchmark.  Accordingly, no such agreements will be included in Part C of the fund’s registration statement.

You requested that the Registrant make certain representations concerning the Amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Frederick H. Sherley
Frederick H. Sherley

cc:	Edward P. Macdonald
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 1, 2011

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Kosoff:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.